Filed Pursuant to Rule 433

Registration Statement No. 333-233543-03

Dated May 17, 2022

PECO Energy Company

$350,000,000 First and Refunding Mortgage Bonds 4.600 % Series Due 2052

Pricing Term Sheet

Issuer:	PECO Energy Company
Ratings:	Aa3 (Moody’s); A (S&P); A+ (Fitch)
Securities:	First and Refunding Mortgage Bonds
Trade Date:	May 17, 2022
Settlement Date**:	May 24, 2022 (T+5)
Principal Amount:	$350,000,000
Maturity:	May 15, 2052
Coupon:	4.600%
Benchmark Treasury:	2.250% due February 15, 2052
Benchmark Treasury Price and Yield:	82-09 / 3.175%
Spread to Benchmark Treasury:	147 basis points
Yield to Maturity:	4.645%
Public Offering Price:	99.277%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2022
Optional Redemption Provisions:	At any time prior to November 15, 2051 (i.e., six months prior to the maturity date of the Bonds), at a make whole price equal to the greater of (a) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 25 basis points or (b) 100% of the principal amount; and on or after November 15, 2051, at 100% of the principal; plus, in each case, accrued and unpaid interest to the redemption date
CUSIP:	693304 BD8
ISIN:	US693304BD82
Joint Book Running Managers:	Credit Agricole Securities (USA) Inc. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.
MUFG Securities Americas Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Huntington Securities, Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	AmeriVet Securities, Inc. Great Pacific Securities MFR Securities, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about May 24, 2022, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling

Credit Agricole Securities (USA) Inc. toll-free at 866-807-6030 Goldman Sachs & Co. LLC toll free at 212-902-1171 and Scotia Capital (USA) Inc. toll free at 800-372-3930.